SECURITIES AND EXCHANGE COMMISSION
                      Washington 20549
                    ____________________

                       SCHEDULE 14D-9
                    ____________________

       Solicitation/ Recommendation Statement Pursuant to
     Section 14(d)(4) of the Securities Exchange Act of 1934
                      (Amendment No. 3)
                     ___________________

                PROMETHEUS INCOME PARTNERS,
             a California Limited Partnership
                 (Name of Subject Company)
                    ____________________


                 PROMETHEUS INCOME PARTNERS,
             a California Limited Partnership
           (Name of Person(s) Filing Statement)
                    ____________________


           Units of Limited Partnership Interest
              (Title of Class of Securities)
                    ____________________

                        742941 10 7
           (CUSIP Number of Class of Securities)
                    ____________________

                      Vicki R. Mullins
                   Chief Financial Officer
              Prometheus Development Co., Inc.
                     350 Bridge Parkway
             Redwood City, California 94065-1517
                       (415) 596-5300
  (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s)
                       filing statement)

                          Copy to:
                      Gary Apfel, Esq.
           Kaye, Scholer, Fierman, Hays & Handler, LLP
              1999 Avenue of the Stars, Suite 1600
                 Los Angeles, California 90067
                       (310) 788-1000

This Amendment amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") filed with the Securities and Exchange Commission on November 4, 1996, as amended and supplemented on November 15, 1996, as further amended and supplemented on December 12, 1996, by Prometheus Income Partners, a California Limited Partnership (the "Partnership"). Unless otherwise indicated, capitalized terms used herein have the same meaning as set forth in the originally filed Schedule 14D-9.

Item 2.  Tender Offer of the Bidder

Item 2(a) of the Schedule 14D-9 is amended to add the following information:

On December 13, 1996, Apollo further amended the Apollo Tender Offer. According to Amendment No. 5 to the Apollo Schedule 14D-1, the Amended Apollo Tender Offer has been amended to (1) increase the Apollo Purchase Price to $495 per Unit, net to the seller in cash, without interest thereon, less the aggregate amount of any distributions per Unit declared or made by the Partnership after October 18, 1996 and the date of payment of the Apollo Purchase Price for the Units by Apollo, upon the terms and subject to the conditions set forth in the Apollo Offer to Purchase and the related Letter of Transmittal and (2) extend the expiration date under the Amended Apollo Tender Offer to 12:00 midnight, New York City time, on December 30, 1996, unless further extended.

Item 2(b) of the Schedule 14D-9 is amended to add the following information:

On December 18, 1996, PIP General, pursuant to Amendment No. 4 to the PIP General Schedule 14D-1 dated December 18, 1996, further amended the Amended PIP General Tender Offer to increase the PIP General Purchase Price to $495 per unit, net to the seller in cash, without interest thereon, less the aggregate amount of any distributions per Unit declared or made by the Partnership after November 8, 1996 and the date of payment of the PIP General Purchase Price for the Units by PIP General, upon the terms and subject to the conditions set forth in the PIP General Offer to Purchase, and the related Letter of Transmittal.

Item 4.  The Solicitation or Recommendation

Item 4(b) of the Schedule 14D-9 is amended by adding the following information:

On December 17, 1996 after receiving the Amended Apollo Tender Offer, the Special Committee met to review and discuss the Amended Apollo Tender Offer. Thereafter, the Special Committee inquired of PIP General whether it would amend the PIP General Tender Offer to increase the PIP Purchase Price. The Special Committee urged PIP General to increase the PIP Purchase Price to $500 per Unit. On December 17, 1996, a representative of PIP General informed the Special Committee that PIP General would amend the PIP General Tender Offer to increase the PIP Purchase Price to $495 per Unit. On December 17, 1996, the Special Committee met to review and discuss the Amended Apollo Tender Offer and the proposed amended PIP General Tender Offer and determined, for the reasons set forth in this Item 4(b), to reiterate the recommendations set forth in Item 4(a) above. On December 18, 1996, the Partnership sent a letter to PIP General consenting to and approving the amended PIP General Tender Offer. On December 20, 1996, the Partnership sent a letter to the Limited Partners in which it reiterated its recommendations set forth in this Schedule 14D-9 and summarized the reasons therefore. Such letter, which is filed as Exhibit (a)(6) hereto, is hereby incorporated herein by reference thereto.

Item 7.  Certain Negotiations and Transactions by the Subject
Company

Item 7(a) of the Schedule 14D-9 is amended by incorporating the information contained under Item 4 of this Amendment by this reference thereto.

Item 9.  Material to be Filed as Exhibits.

Item 9 of the Schedule 14D-9 is amended to add the following
Exhibits:

(a)(9)	Form of Letter to Limited Partners, dated December 20,
1996
(a)(10) Letter regarding Agreement to Make Tender Offer, dated
December 18, 1996

	SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PROMETHEUS INCOME PARTNERS,
A CALIFORNIA LIMITED PARTNERSHIP
By:  Prometheus Development Co., Inc.,
        a California corporation

By:______________________________
      Name: Vicki R. Mullins
      Title:    Chief Financial Officer

Dated:  December 20, 1996





Exhibit (a)(9)


PROMETHEUS INCOME PARTNERS
350 Bridge Parkway
Redwood City, CA  94065-1517
(415) 596-5393

December 20, 1996


Dear Limited Partners:

We know you have received a significant amount of information from different sources over the past two months. In an effort to keep you informed, the Special Committee would like to take this opportunity to further explain and reinforce its recommendation:

THOSE LIMITED PARTNERS WITH A CURRENT OR ANTICIPATED NEED OR DESIRE FOR LIQUIDITY SHOULD TENDER THEIR UNITS TO PIP PARTNERS-GENERAL, LLC, AN AFFILIATE OF THE GENERAL PARTNER, PURSUANT TO ITS INCREASED OFFER. ALL LIMITED PARTNERS SHOULD REJECT THE APOLLO TENDER OFFER, AND THOSE LIMITED PARTNERS WHO DO NOT HAVE A CURRENT OR ANTICIPATED NEED OR DESIRE FOR LIQUIDITY SHOULD HOLD ONTO THEIR UNITS UNTIL THE PARTNERSHIP'S HARDBOARD SIDING PROBLEM HAS BEEN RESOLVED.

The Special Committee believes that your investment is a good one. Consider these important points:

* Since 1994, total revenue for our properties, Alderwood and Timberleaf Apartments, has increased 13.0% and net operating income has increased 23.5% as reflected in the attached graph. This significant growth in net operating income translates into a substantial increase in the value of these apartment complexes.

* As you probably know, Silicon Valley, where your apartments are located, is experiencing significant growth. Silicon Valley is one of the technological capitals of the world and is the home of many fortune 500 companies including Intel, Hewlett Packard, Oracle and Sun-Microsystems to name a few. In the opinion of the Special Committee, due to the rapid growth of the Silicon Valley, a housing/jobs imbalance currently exists which has driven up demand and rents for our apartments.

* The last quarterly distribution made by the Partnership was $375,000 in February 1996. Assuming that the Partnership would have continued making distributions at that level, it would have resulted in annualized distributions of approximately $1,500,000, representing approximately $79 per unit, were it not for the reserves we are building because of the hardboard siding problem. Based on the $495 tender offer price this would have represented a 16% return, annualized. If you were to sell your units now and reinvest the proceeds what yield would you get?

* As you are aware, there is a hardboard siding problem at Alderwood and Timberleaf which we hope will be resolved favorably to us, although there are no guarantees. Because of this problem, after February 1996, we stopped quarterly cash distributions while we work toward resolving it. After the siding issue is resolved, it is our intention to resume quarterly distributions while holding normal reserves.

* While each Limited Partner should consult his, her or its tax advisor as to the particular tax consequences of selling Units pursuant to either of the tender offers, generally the federal income tax consequences of such a sale at $495 per unit would result in a gain of approximately $350 and a tax of $98, assuming a 28% federal tax rate and an average tax basis of $145 as of September 30, 1996.

* When the tender offers are over, your Partnership will still own Alderwood and Timberleaf and we will still have to deal with the hardboard siding problem. We believe that your General Partner and Mr. Sanford N. Diller's other affiliates have the experience and know-how that your Partnership needs to deal with the problem. We urge you to tender your units to PIP Partners-General, LLC if you have a current or anticipated need or desire for liquidity; do not tender your units to Apollo and give them the leverage to possibly affect how your General Partner deals with the hardboard siding problem. If you have already tendered to Apollo, you can still withdraw that tender by delivering a completed and executed NOTICE OF WITHDRAWAL by midnight, New York City time, December 30, 1996, to the Herman Group, Inc., at: 2121 San Jacinto Street, 26th Floor, Dallas, Texas 75201. If you need an additional withdrawal form you may call Georgeson & Company Inc. at (800) 223-2064.

                                           The Special Committee



                 Prometheus Income Partners

                             1994          1995          1996
Total Revenues            3,988,781     4,287,680      4,505,606
Net Operating Income      2,559,290     2,811,713      3,161,540

Note: Above is a tabular representation of the graph referred to in the letter to Limited Partners dated December 20, 1996.







Exhibit (a)(10)


PROMETHEUS INCOME PARTNERS
350 Bridge Parkway
Redwood City, CA 94065-1517
(415) 596-5393


December 18, 1996


Mr. Sanford N. Diller
PIP Partner-General, LLC
350 Bridge Parkway
Redwood City, CA 94065-1517

Re: 	PIP Partners-General, LLC Tender Offer

Dear Sanford:

	We hereby consent to and approve the amended tender offer of PIP Partners-General, LLC described in its Amended Offer to
Purchase, dated December 18, 1996, and confirm that the terms of the agreement to Make Tender Offer, dated as of November 4, 1996, are applicable to such amended offer.

     Sincerely,

     PROMETHEUS INCOME PARTNERS, a California limited partnership

     By:   PROMETHEUS DEVELOPMENT CO., INC., a
           California corporation, its general partner


           By: /s/ Vicki R. Mullins
           Vicki R. Mullins, Chief Financial Officer